07001318

SECURITIE. ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Castlebridge Risk Solutions, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~416 West Webster Street~~ 2248 N. BURLING
(No. and Street)

Chicago (City) Illinois (State) 60614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kahn ~~312-~~ 773 296-0700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

401 S. La Salle Street Suite 302 (Address) Chicago, (City) IL (State) 60605 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Castlebridge Risk Solutions, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title




OFFICIAL SEAL
RICHARD STEINBERG
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/16/08

Notary Public

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLEBRIDGE RISK SOLUTIONS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Castlebridge Risk Solutions, Inc.
Annual Report
For the Year Ended December 31, 2006

Table of Contents

Robert Cooper & Co. CPAs P.C.
401 South La Salle Street Suite 302
Chicago, Illinois 60605
312-952-2151
Fax: 312-322-2238

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

We have audited the accompanying statement of financial condition of **Castlebridge Risk Solutions, Inc**. as of December 31, 2006, and the related statements of income, changes in stockholders Equity, and cash flows for the period ending December 31, 2006. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Castlebridge Risk Solutions, Inc.** as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's P.C.

February 14, 2007

Castlebridge Risk Solutions, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	14,597
Accounts receivable		0
Fixed assets net of depreciation		534
Other assets		0
	$	15,131

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payroll taxes payable	$	420
Due to shareholder		1,393
		1,813
Stockholders Equity		
Common Stock - no par value		
1000 shares authorized 500		
issued and outstanding		1,000
Additional paid in capital		234,830
Retained earnings		(222,512)
		13,318
	$	15,131

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Income
For the year ending December 31, 2006

REVENUES		
Commissions	$	1,250
Other income		340
Interest income		0
Total Revenues		1,590
EXPENSES		
Payroll Expense		19,645
Dues & Fees		1,710
Other operational costs		100
Dues and subscription costs		150
State tax provision		571
Professional fees		1,950
Depreciation & amortization		356
Total Expenses		24,482
Net Income for year	$	(22,892)

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Changes of Stockholder's Equity
For the year ending December 31, 2006

Balances	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
January 1, 2006	$1,000	$234,830	($64,420)	$171,410
Contributed capital		0	0	$0
Dividend distribution	0	0	(135,200)	(135,200)
Net Income for year			(22,892)	(22,892)
December 31, 2006	$1,000	$234,830	($222,512)	$13,318

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Cash Flows
for the year ending December 31, 2006

Cash flows from operations		
Net income	$	(22,892)
items not effecting current cash flows in income depreciation & org. costs		356
Adjustments to reconcile net income to cash used in operations:		
Increase in accounts payable		(130)
decrease in taxes payable		(1,602)
Increase in other assets		
Net cash provided by operating activities		(24,268)
Cash flows from investing activities		
distribution of warrants		33,100
Net cash provide for investing activities		33,100
Funds received from financing activities		
Increase (Decrease)		
Loan from sharenolder		0
Contribution of additional paid in capital		0
Payment of dividends		(135,200)
Net cash provided by financing activities		(135,200)
Change in Cash	$	(126,368)
Cash at beginning of year		140,965
Cash at end of year	$	14,597
Interest Expense paid during year	$	0

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Notes to Financial Statements
For the period ending December 31, 2006

NOTE 1 Organization

Castlebridge Risk Solutions, Inc. (The Company) was incorporated under the laws of Illinois on August 16, 1999. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. Castlebridge Risk Solutions, Inc. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities for others. Commission transactions together with related revenues and expenses are recorded on trade date. The Company does not hold customer funds nor does it trade for their own account.

The Company has elected to be taxed as a Sub Chapter S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. Each shareholder is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company is subject to a 1.5% Illinois replacement tax.

NOTE 3. Related Party Transactions:

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain Aminimum net capital≅ equivalent to $5,000 or 6 2/3 of Aaggregate indebtedness,≅ whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $ 12,784 and $5,000 respectively. Which is $ 7,784 in excess of their capital requirements. Net capital rule may effectively restrict the amount of distributions paid out.

NOTE 5. OTHER ASSETS

The Company as a member of the NASD held warrants for the right to buy in the future shares in the NASD Stock Exchange. The Company had exercised their rights as a member to participate in the pre public offering the amount of warrants and stock purchased represent there allotted shares. The warrants were distributed to the sole shareholder on June 26, 2006 when the Fair Market Value was 69,350. No gain or loss was recorded for book purposes.

SCHEDULE I

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
As of December 31, 2006

Total stockholder's equity	$ 13,318
Unallowable Assets	534
Haircut's required	0
Net Capital	12,784
Minimum net capital requirement	5,000
Excess Net capital	$ 7,784
Excess net capital at 1000%	$ 12,742

Noı The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Castlebridge Risk Solutions, as of December 31, 2006

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE I

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2006

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued payroll taxes payable	$	420
	$	420

Ratio: Aggregate Indebtedness to Net Capital	3.2854% to 1

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE II

CASTLEBRIDGE RISK SOLUTIONS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2006

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: CASTLEBRIDGE RISK SOLUTIONS, INC. is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
401 S. La Salle Street Suite 605
Chicago, Illinois 60605
312-952-2151
Fax: 312-322-2238

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

In planning and performing our audit of the financial statements of **Castlebridge Risk Solutions, Inc.** for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Castlebridge Risk Solutions, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
February 14, 2007

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2006

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Jonathan Kahn
President

END